WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

October 8, 2008

Ms. Laura Nicholson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Niusule Biotech Corp.
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-152398

Dear Ms. Nicholson:

We have filed on EDGAR the above Amendment No. 3..

With respect to your comments, please be advised as follows:

1.
We have refilled this correspondence with the requested information. Apparently this was not properly filed with the last amendment. I now have an EDGAR confirmation of the filing of this correspondence.

2.
As discussed with the staff, we have included the exchange rate both on the date of the financials, June 30, 2008, and September 30, 2008. To avoid confusion, we noted that all numbers are based upon June 30 financial statement date except where specifically indicated and have specifically indicated the paragraph in the registration statement where the September 30 exchange rate was used.

Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.